Exhibit 99.1

PRECISION DRILLING CORPORATION

Second Quarter Report for the three and six months ended June 30, 2021 and 2020

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three and six months ended June 30, 2021 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as of July 21, 2021 focuses on the unaudited Condensed Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2020 Annual Report, Annual Information Form, unaudited June 30, 2021 Condensed Interim Consolidated Financial Statements and related notes.

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies, see “Non-GAAP Measures” later in this report.

Precision Drilling announces 2021 second quarter financial results:

•	Revenue of $201 million was an increase of 6% compared with the second quarter of 2020.
•	Net loss of $76 million or $5.71 per share compared with a net loss of $49 million or $3.56 per share in the second quarter of 2020.
•	Earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization (Adjusted EBITDA, see “NON-GAAP MEASURES”) of $29 million was 50% lower than the second quarter of 2020. Excluding the impact of $26 million of share-based compensation charges, our second quarter Adjusted EBITDA was $55 million.
•	Generated cash and funds provided by operations (see “NON-GAAP MEASURES”) of $42 million and $13 million, respectively.
•	Second quarter ending cash balance was $63 million.
•	Extended the maturity of the Senior Credit Facility to June 18, 2025.
•	Issued US$400 million of 6.875% unsecured senior notes due in 2029 and redeemed in full our 2023 and 2024 unsecured senior notes.
•	Second quarter and year to date debt reduction of $23 million and $52 million, respectively.
•	Second quarter capital expenditures were $20 million.
•	Recognized the Canadian government’s Canada Emergency Wage Subsidy (CEWS) program assistance of $9 million.

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SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2021	2020	% Change	2021	2020	% Change
Revenue	201,359	189,759	6.1	437,832	569,243	(23.1)
Adjusted EBITDA(1)	28,944	58,465	(50.5)	83,483	160,369	(47.9)
Operating earnings (loss)(1)	(39,856)	(19,189)	107.7	(55,271)	3,410	(1,720.9)
Net loss	(75,912)	(48,867)	55.3	(112,018)	(54,144)	106.9
Cash provided by operations	42,219	104,478	(59.6)	57,641	179,431	(67.9)
Funds provided by operations(1)	12,607	26,639	(52.7)	56,037	107,956	(48.1)
Capital spending:
Expansion and upgrade	6,446	12,111	(46.8)	9,883	13,764	(28.2)
Maintenance and infrastructure	13,809	11,816	16.9	18,808	21,648	(13.1)
Intangibles	-	-	n.m.	-	57	(100.0)
Proceeds on sale	(2,590)	(5,021)	(48.4)	(5,914)	(10,711)	(44.8)
Net capital spending	17,665	18,906	(6.6)	22,777	24,758	(8.0)
Net loss per share:
Basic	(5.71)	(3.56)	60.3	(8.41)	(3.94)	113.5
Diluted	(5.71)	(3.56)	60.3	(8.41)	(3.94)	113.5

(1)	See “NON-GAAP MEASURES.”

n.m. Not meaningful

Operating Highlights

	For the three months ended June 30,			For the six months ended June 30,
	2021	2020	% Change	2021	2020	% Change
Contract drilling rig fleet	227	227	-	227	227	-
Drilling rig utilization days:
U.S.	3,579	2,743	30.5	6,530	7,727	(15.5)
Canada	2,497	834	199.4	6,315	6,603	(4.4)
International	546	687	(20.5)	1,086	1,415	(23.3)
Revenue per utilization day:
U.S.(1) (US$)	20,497	29,370	(30.2)	21,236	25,828	(17.8)
Canada (Cdn$)	20,634	22,940	(10.1)	20,935	21,633	(3.2)
International (US$)	54,269	54,779	(0.9)	53,512	54,529	(1.9)
Operating cost per utilization day:
U.S. (US$)	13,745	14,172	(3.0)	14,360	14,406	(0.3)
Canada (Cdn$)	13,510	13,898	(2.8)	13,216	14,196	(6.9)

Service rig fleet	123	123	-	123	123	-
Service rig operating hours	26,630	4,702	466.4	61,533	39,067	57.5

(1)	Includes revenue from idle but contracted rig days.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	June 30, 2021	December 31, 2020
Working capital(1)	115,507	175,423
Cash	63,437	108,772
Long-term debt	1,145,317	1,236,210
Total long-term financial liabilities	1,217,662	1,304,162
Total assets	2,696,309	2,898,878
Long-term debt to long-term debt plus equity ratio	0.47	0.47

(1)	See “NON-GAAP MEASURES.”

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Summary for the three months ended June 30, 2021:

•	Revenue for the second quarter was $201 million, 6% higher than in 2020 and was the result of increased drilling and service activity, partially offset by lower drilling day rates. Drilling rig utilization days increased by 30% in the U.S. and 199% in Canada as compared with the second quarter of 2020. Our international drilling activity decreased 21% from 2020 due to the expiration of drilling contracts.
•	Adjusted EBITDA (see “NON-GAAP MEASURES”) for the quarter was $29 million, $30 million lower than 2020. Our Adjusted EBITDA as a percentage of revenue was 14% this quarter, compared with 31% in the comparative quarter. Our current quarter Adjusted EBITDA was negatively impacted by higher share-based compensation charges due to our increased share price and lower average day rates, partially offset by improved activity. Excluding the impact of $26 million of share-based compensation charges, our Adjusted EBITDA was $55 million in the second quarter of 2021. See additional discussion on share-based compensation under “Other Items” later in this report.
•	Operating loss (see “NON-GAAP MEASURES”) for the quarter was $40 million compared with $19 million in 2020.
•	General and administrative expenses this quarter were $31 million, $13 million higher than in 2020 due to our increased share-based compensation charges and lower CEWS program assistance. Excluding share-based compensation and CEWS program assistance, our general and administrative expenses decreased by 12% as compared with the second quarter of 2020.
•	In the second quarter of 2020, we incurred restructuring charges of $6 million, comprised of severance, as we aligned our cost structure to reflect reduced global activity, and certain costs associated with the shutdown of our U.S. directional drilling operations. No restructuring charges were incurred in 2021.
•	Net finance charges for the quarter were $28 million, consistent with 2020. As compared with 2020, our second quarter interest charges on our long-term debt decreased by $6 million but was offset by higher debt issue costs as we accelerated the amortization of issue costs on our fully redeemed unsecured senior notes.
•	In the U.S., revenue per utilization day in the second quarter of 2021 decreased to US$20,497 compared with US$29,370 in 2020. The decrease was primarily the result of lower revenue from idle but contracted rigs and lower fleet average day rates, partially offset by higher Alpha revenue. Our second quarter revenue from turnkey projects and idle but contracted rigs of US$3 million and nil, respectively, compared with US$3 million and US$16 million in 2020. Our second quarter operating costs on a per day basis decreased to US$13,745, compared with US$14,172 in 2020, and was mainly due to lower rig operating costs and lower fixed costs, partially offset by higher rig repairs and rig activations. We activated six rigs in the quarter as compared with nil in 2020. On a sequential basis, revenue per utilization day, excluding revenue from turnkey drilling and idle but contracted rigs, decreased by US$872 primarily due to lower fleet average day rates, while operating costs per day decreased by US$1,360 due to lower turnkey activity and the impact of fixed operating costs being spread over higher activity days.
•	In Canada, average revenue per utilization day for contract drilling rigs for the quarter was $20,634 compared with $22,940 in 2020. The lower average revenue per utilization day in 2021 was primarily due to our rig mix. Average operating costs per utilization day in Canada for the quarter decreased to $13,510 compared with $13,898 in 2020. The decrease was mainly due to fixed costs being spread over higher activity days and lower repairs and maintenance.
•	During the quarter, we recognized CEWS program assistance of $9 million, consistent with 2020. CEWS program assistance was presented as offsets to operating and general and administrative costs of $8 million and $1 million, respectively, as compared with $6 million and $3 million in 2020.
•	We realized second quarter revenue from international contract drilling of US$30 million of 2021, as compared with US$38 million in 2020. The lower revenue in 2021 was primarily due to lower activity. Average revenue per utilization day for the quarter was US$54,269, consistent with 2020.
•	Cash and funds provided by operations (see “NON-GAAP MEASURES”) in the second quarter of 2021 were $42 million and $13 million, respectively, compared with $104 million and $27 million in 2020.
•	Capital expenditures were $20 million, $4 million lower than the second quarter of 2020. Capital spending included $6 million for expansion and upgrade capital and $14 million for the maintenance of existing assets, infrastructure spending and intangibles.
•	During the second quarter of 2021, we reduced long-term debt by $23 million.

Summary for the six months ended June 30, 2021:

•	Revenue for the first six months of 2021 was $438 million, a decrease of 23% from 2020.

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•	Operating loss (see “NON-GAAP MEASURES”) was $55 million, compared with operating earnings of $3 million in 2020. Operating results this year were negatively impacted by lower drilling activity and average day rates.
•	General and administrative costs were $53 million, an increase of $15 million from 2020. The increase was the result of higher share-based compensation charges. Excluding share-based compensation and CEWS program assistance, our general and administrative costs for the first half of 2021 decreased 27% as compared with 2020.
•	In the first half of 2020, we incurred restructuring charges of $16 million, comprised of severance and shutdown costs for our U.S. directional drilling operations. No restructuring charges were incurred in 2021.
•	Net finance charges were $50 million, a decrease of $6 million from 2020 primarily due to a reduction in interest expense related to retired debt, partially offset by higher amortized debt issue costs.
•	Cash provided by operations was $58 million in 2021 as compared with $179 million in 2020. Funds provided by operations (see “NON-GAAP MEASURES”) in the first half of 2021 were $56 million, a decrease of $52 million from the prior year comparative period of $108 million.
•	Capital expenditures were $29 million for the first half of 2021, a decrease of $7 million for the same period in 2020. Capital spending for the first half of 2021 included $10 million for expansion and upgrade capital and $19 million for the maintenance of existing assets, infrastructure spending and intangibles.
•	During the first half of 2021, we reduced long-term debt by $52 million and repurchased and cancelled 155,168 common shares for $4 million pursuant to our Normal Course Issuer Bid.

STRATEGY

Precision’s strategic priorities for 2021 are as follows:

1.	Grow revenue and market share through our digital leadership position – Precision exited the second quarter with 44 AC Super Triple Alpha-rigs equipped with our AlphaAutomation platform and 16 commercialized AlphaApps. Our second quarter paid AlphaApp days increased 89% compared with the first quarter of 2021, with the increase largely driven by operational performance, additional revenue generating days and further uptake of customers fully utilizing our suite of Alpha technologies. During the quarter, Precision added two new AlphaAutomation customers and increased paid AlphaAutomation days, AlphaApp days and AlphaAnalytics days quarter-over-quarter by 30%, 89% and 71%, respectively.
2.	Demonstrate operational leverage to generate free cash flow and reduce debt – In the second quarter of 2021, Precision generated $42 million of cash provided by operations (see “NON-GAAP MEASURES”) and $3 million of cash proceeds from the divestiture of non-core assets. We issued US$400 million of 6.875% unsecured senior notes due 2029, redeemed in full our 2023 and 2024 unsecured senior notes and extended the maturity of our Senior Credit Facility. Through these transactions, we extended our debt maturities, reduced our average cost of borrowing and increased the amount of prepayable debt under our Senior Credit Facility. As of June 30, 2021, we have reduced debt levels by $52 million, leaving $48 million of further debt reduction to achieve the low end of our 2021 debt reduction target of $100-$125 million. Precision exited the quarter with a cash balance of $63 million, US$167 million drawn on our US$500 million Senior Credit Facility and available liquidity of approximately $500 million.
3.	Deliver leading ESG (environmental, social and governance) performance to strengthen customer and stakeholder positioning – On July 15, 2021, we released our second annual Corporate Responsibility Report that highlights our progress in ESG efforts and outlines our ESG strategies, focus areas and performance. Furthermore, we announced the launch of our EverGreen suite of environmental solutions, bolstering our commitment to reduce the environmental impact of oilfield operations. Our EverGreen suite of environmental solutions is comprised of our EverGreen Monitoring, EverGreen Energy, and EverGreen Fuel Cell initiatives. We remain committed to partnering with suppliers, customers, industry groups and government agencies to innovate and implement green drilling technologies. This collaborative approach, along with our position as a drilling technology leader, will continue to result in more eco-friendly drilling solutions, returns on investment and improved social perception for Precision’s customers. For additional information on our ESG initiatives and our Corporate Responsibility Report, please see our website.

OUTLOOK

The oilfield services industry outlook and customer sentiment both continue to improve as global COVID-19 vaccination rates increase, economies reopen and commodity prices strengthen. Improved fundamentals from recovering global oil demand have resulted in higher commodity prices and increased activity levels. We anticipate our customers will remain focused on capital discipline and maximize operational efficiencies. We expect these industry dynamics to accelerate the industry’s transition toward service providers with the highest performing assets and competitive digital technology offerings. Pursuit of predictable and repeatable results will further drive field application of drilling automation processes to create additional cost efficiencies and performance value for customers.

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Precision continues to closely monitor announcements of available government financial support and economic stimulus programs. The Government of Canada’s $1.7 billion well site abandonment and rehabilitation program has supported industry activity levels and provided thousands of jobs throughout Western Canada. The program runs through to the end of 2022 with government funds provided in stages. Our well servicing business has captured these opportunities as a result of our scale, operational performance and strong safety record. During the second quarter of 2021, we continued to see a rise in the number of approved abandonment applications and further distribution of program funding to oilfield service providers. Our abandonment service activity increased in the second quarter as compared with the first quarter of 2021 and we expect this momentum to continue through to the end of the program in 2022.

During the second quarter of 2020, the Government of Canada introduced the CEWS program to subsidize a portion of employee wages for Canadian employers whose businesses have been adversely affected by COVID-19. For the three months ended June 30, 2021, we recognized $9 million (2020 – $9 million) in CEWS program assistance, presented as offsets to operating and general and administrative expenses of $8 million (2020 - $6 million) and $1 million (2020 - $3 million), respectively.

Commodity Prices

For the second quarter of 2021, average West Texas Intermediate and Western Canadian Select oil prices were higher by 133% and 233%, respectively, from the comparative quarter. While average Henry Hub and AECO natural gas prices improved by 73% and 57%, respectively from 2020.

	For the three months ended June 30,		Year ended December 31,
	2021	2020	2020
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	65.99	28.37	39.40
Western Canadian Select (per barrel) (US$)	54.39	16.33	35.59
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.97	1.72	2.13
Canada
AECO (per MMBtu) (CDN$)	3.07	1.96	2.24

Contracts

Year to date in 2021 we have entered into 20 term contracts. The following chart outlines the average number of drilling rigs under contract by quarter as of July 21, 2021. For those quarters ending after June 30, 2021, this chart represents the minimum number of long-term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional contracts.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Average rigs under term contract as of July 21, 2021:
U.S.	41	32	26	24	21	24	20	17
Canada	5	4	3	4	6	6	7	7
International	8	8	6	6	6	6	6	6
Total	54	44	35	34	33	36	33	30

The following chart outlines the average number of drilling rigs that we had under contract for 2020 and the average number of rigs we have under contract as of July 21, 2021.

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	Average for the year ended
	2020	2021
Average rigs under term contract as of July 21, 2021:
U.S.	31	21
Canada	4	7
International	7	6
Total	42	34

In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

The following chart outlines the average number of drilling rigs that we had working or moving by quarter for the periods noted.

	Average for the quarter ended 2020				Average for the quarter ended 2021
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30
Average Precision active rig count:
U.S.	55	30	21	26	33	39
Canada	63	9	18	28	42	27
International	8	8	6	6	6	6
Total	126	47	45	60	81	72

According to industry sources, as of July 21, 2021, the U.S. active land drilling rig count has increased 93% from the same point last year while the Canadian active land drilling rig count increased by 369%. To date in 2021, approximately 82% of the U.S. industry’s active rigs and 53% of the Canadian industry’s active rigs were drilling for oil targets, compared with 82% for the U.S. and 58% for Canada at the same time last year.

Capital Spending

Capital spending in 2021 is expected to be $63 million and includes $41 million for sustaining, infrastructure and intangibles and $22 million for expansion and upgrades. We expect that the $63 million will be split $59 million in the Contract Drilling Services segment, $3 million in the Completion and Production Services segment and $1 million to the Corporate segment. At June 30, 2021, Precision had capital commitments of $127 million with payments expected through 2023.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, directional drilling, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	% Change	2021	2020	% Change
Revenue:
Contract Drilling Services	181,256	184,738	(1.9)	386,075	531,287	(27.3)
Completion and Production Services	20,667	5,525	274.1	53,211	39,188	35.8
Inter-segment eliminations	(564)	(504)	11.9	(1,454)	(1,232)	18.0
	201,359	189,759	6.1	437,832	569,243	(23.1)
Adjusted EBITDA:(1)
Contract Drilling Services	47,703	74,613	(36.1)	107,734	185,346	(41.9)
Completion and Production Services	4,252	(1,220)	(448.5)	12,054	2,015	498.2
Corporate and Other	(23,011)	(14,928)	54.1	(36,305)	(26,992)	34.5
	28,944	58,465	(50.5)	83,483	160,369	(47.9)
(1)	See “NON-GAAP MEASURES.”

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SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020	% Change
Revenue	181,256	184,738	(1.9)	386,075	531,287	(27.3)
Expenses:
Operating	126,394	101,498	24.5	264,515	323,827	(18.3)
General and administrative	7,159	6,083	17.7	13,826	14,853	(6.9)
Restructuring	-	2,544	(100.0)	-	7,261	(100.0)
Adjusted EBITDA(1)	47,703	74,613	(36.1)	107,734	185,346	(41.9)
Depreciation	63,101	74,062	(14.8)	128,333	149,786	(14.3)
Gain on asset disposals	(595)	(3,091)	(80.8)	(2,320)	(5,933)	(60.9)
Operating earnings (loss)(1)	(14,803)	3,642	(506.5)	(18,279)	41,493	(144.1)
Operating earnings (loss)(1) as a percentage of revenue	(8.2)%	2.0%		(4.7)%	7.8%
(1)	See “NON-GAAP MEASURES.”

United States onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	33	378	55	764
June 30	39	437	30	378
Year to date average	36	408	42	571
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2021		2020
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	42	145	63	196
June 30	27	72	9	25
Year to date average	35	109	36	110
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $181 million this quarter, 2% lower than 2020, while Adjusted EBITDA (see “NON-GAAP MEASURES”) decreased by 36% to $48 million. The decrease in revenue and Adjusted EBITDA was primarily due to lower idle but contracted rig revenue in the U.S., lower drilling day rates, partially offset by higher drilling activity. In the U.S., during the second quarter of 2021, we had revenue from turnkey projects and idle but contracted rigs of US$3 million and nil, respectively, as compared with US$3 million and US$16 million in 2020.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 3,579, 30% higher than 2020. Drilling rig utilization days in Canada were 2,497 during the second quarter of 2021, 199% higher than 2020. The increase in utilization days in both the U.S. and Canada was consistent with higher industry activity. Drilling rig utilization days in our international business were 546, a decrease of 21% from 2020 due to the expiration of drilling contracts.

Revenue per utilization day in the U.S. in the second quarter of 2021 decreased 30% from the comparable quarter. The decrease was primarily the result of lower revenue from idle but contracted rigs and lower fleet average day rates, partially offset by higher Alpha revenue. Compared with the same quarter in 2020, drilling rig revenue per utilization day in Canada decreased due to our rig mix. International revenue per utilization day was consistent with the prior year quarter.

In the U.S., 52% of utilization days were generated from rigs under term contract as compared with 81% in the second quarter of 2020. In Canada, 16% of our utilization days in the quarter were generated from rigs under term contract, compared with 25% in 2020.

Operating costs were 70% of revenue for the quarter, as compared with 55% in 2020. The lower percentage in the prior year quarter was primarily due to higher U.S. idle but contracted rig revenue. In the U.S., operating costs for the quarter on a per day basis were lower than the prior year period primarily due to lower rig operating costs and lower fixed costs, partially offset by higher rig repairs and rig activations. During the second quarter, we activated six rigs as compared with nil in 2020.

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On a per utilization day basis, operating costs in Canada were lower than the 2020 quarter due to fixed costs being spread over higher activity days and lower repairs and maintenance. During the quarter, CEWS program assistance offset operating costs by $5 million as compared with $4 million in 2020.

During the second quarter of 2020, to align our cost structure with reduced activity, we incurred restructuring charges of $3 million.

Depreciation expense in the quarter was 15% lower than in 2020 primarily because of a lower capital asset base as assets become fully depreciated, decommissioned or disposed.

In the second quarter of 2021, through the completion of normal course business operations, we sold used assets recognizing a gain on disposal of $1 million as compared with $3 million in 2020.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended June 30,			For the six months ended June 30,
(Stated in thousands of Canadian dollars, except where noted)	2021	2020	% Change	2021	2020
Revenue	20,667	5,525	274.1	53,211	39,188	35.8
Expenses:
Operating	15,125	5,558	172.1	38,515	32,184	19.7
General and administrative	1,290	915	41.0	2,642	2,394	10.4
Restructuring	-	272	(100.0)	-	2,595	(100.0)
Adjusted EBITDA(1)	4,252	(1,220)	(448.5)	12,054	2,015	498.2
Depreciation	3,854	4,119	(6.4)	7,855	8,402	(6.5)
Gain on asset disposals	(213)	(262)	(18.7)	(456)	(1,001)	(54.4)
Operating earnings (loss)(1)	611	(5,077)	(112.0)	4,655	(5,386)	(186.4)
Operating earnings (loss)(1) as a percentage of revenue	3.0%	(91.9)%		8.7%	(13.7)%
Well servicing statistics:
Number of service rigs (end of period)	123	123	-	123	123	-
Service rig operating hours	26,630	4,702	466.4	61,533	39,067	57.5
Service rig operating hour utilization	24%	4%		27%	17%
(1)	See “NON-GAAP MEASURES.”

Completion and Production Services revenue for the second quarter of 2021 increased to $21 million as compared with $6 million in 2020. The higher revenue was primarily due to increased service activity as our service rig operating hours increased by 466% from 2020. Approximately 81% of our second quarter Canadian service rig activity was oil related.

During the quarter, Completion and Production Services generated 12% of its revenue from U.S. operations compared with 26% in the comparative period.

Operating costs as a percentage of revenue decreased to 73% as compared with 101% in the prior year comparative quarter. The improved percentage was the result of fixed operating costs being spread over a higher revenue base.

Our second quarter Adjusted EBITDA (see “NON-GAAP MEASURES”) increased by $5 million as compared with 2020 primarily from increased service rig activity and our improved cost structure.

Depreciation expense in the quarter was 6% lower than the comparative period, primarily because of a lower capital asset base as assets become fully depreciated and disposed.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA (see “NON-GAAP MEASURES”) of $23 million as compared with $15 million in the second quarter of 2020. Our Adjusted EBITDA was negatively impacted by higher share-based compensation costs as a result of our increased share price and lower CEWS program assistance. During the quarter, CEWS program assistance offset general and administrative costs by $1 million as compared with $2 million in 2020.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2020 Annual Report.

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A summary of amounts expensed under these plans during the reporting periods are as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Cash settled share-based incentive plans	24,830	5,372	34,698	(1,021)
Equity settled share-based incentive plans:
Executive PSU	1,398	2,959	2,171	5,694
Stock option plan	34	168	165	554
Total share-based incentive compensation plan expense (recovery)	26,262	8,499	37,034	5,227

Allocated:
Operating	5,901	1,987	8,165	1,014
General and Administrative	20,361	6,512	28,869	4,213
	26,262	8,499	37,034	5,227

Cash settled share-based compensation expense increased by $19 million in the current quarter primarily due to our increasing share price and the reclassification of Executive PSUs as a cash settled share-based incentive plan. Our equity settled share-based compensation expense for the second quarter of 2021 decreased by $2 million as fewer Executive PSUs were outstanding as compared with 2020.

Finance Charges

Net finance charges were $28 million, consistent with the second quarter of 2020. Interest charges on our U.S. denominated long-term debt in the second quarter of 2021 were US$16 million ($19 million) as compared with US$19 million ($26 million) in 2020. We recognized $7 million of debt issue costs as compared with $1 million in 2020. The increased debt issue cost was primarily related to the accelerated amortization of issue costs associated with the fully redeemed unsecured senior notes in the second quarter of 2021.

Income Tax

Income tax recovery for the quarter was $1 million as compared with an income tax expense of $4 million in 2020. During the second quarter of 2021 and 2020, we did not recognize deferred tax assets on certain Canadian and international operating losses.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build and upgrade rig programs provide more certainty of future revenues and return on our capital investments.

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Liquidity

Amount	Availability	Used for	Maturity
Senior credit facility (secured)
US$500 million[1] (extendible, revolving term credit facility with US$300 million accordion feature)	US$167 million drawn and US$31 million in outstanding letters of credit	General corporate purposes	June 18, 2025[1]
Real estate credit facilities (secured)
US$10 million	Fully drawn	General corporate purposes	November 19, 2025
$20 million	Fully drawn	General corporate purposes	March 16, 2026
Operating facilities (secured)
$40 million	Undrawn, except $7 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$30 million	Undrawn, except US$3 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$348 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029
(1)	US$53 million expires on November 21, 2023.

At June 30, 2021, we had $1,166 million outstanding under our Senior Credit Facility, Real Estate Credit Facilities and unsecured senior notes as compared with $1,250 million at December 31, 2020.

On June 15, 2021, we issued US$400 million of 6.875% unsecured senior notes due in 2029 in a private offering. These unsecured senior notes were issued at a price equal to 99.253% of the face value.

The net proceeds from the issuance, along with amounts drawn on our Senior Credit Facility, were used to redeem in full US$286 million aggregate principal amount of the 7.750% unsecured senior notes due 2023 and redeem in full US$263 million aggregate principal amount of the 5.250% unsecured senior notes due 2024 for US$557 million, plus accrued and unpaid interest, resulting in a loss on redemption of US$8 million.

The current blended cash interest cost of our debt is approximately 6.2%.

Senior Credit Facility

The Senior Credit Facility requires we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA (see “NON-GAAP MEASURES”) of less than 2.5:1. For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

On June 18, 2021, we agreed with the lenders of our Senior Credit Facility to extend the facility’s maturity date and extend and amend certain financial covenants during the Covenant Relief Period. The maturity date of the Senior Credit Facility was extended to June 18, 2025; however, US$53 million of the US$500 million will expire on November 21, 2023.

The lenders agreed to extend the Covenant Relief Period to September 30, 2022 and amend the consolidated Covenant EBITDA to consolidated interest coverage ratio for the most recent four consecutive quarters to be greater than or equal to 1.75:1 for the periods ending June 30, 2021 and September 30, 2021, 2.0:1, for the periods ending December 31, 2021 and March 31, 2022, 2.25:1 for the periods ending June 30, 2022 and September 30, 2022 and 2.5:1 for periods ending thereafter.

During the Covenant Relief Period, our distributions in the form of dividends, distributions and share repurchases are restricted to a maximum of US$25 million in each of 2021 and 2022, subject to a pro forma senior net leverage ratio (as defined in the credit agreement) of less than or equal to 1.75:1.

During 2021, the North American and acceptable secured foreign assets must directly account for at least 65% of consolidated Covenant EBITDA calculated quarterly on a rolling twelve-month basis, increasing to 70% thereafter. We also have the option to voluntarily terminate the Covenant Relief Period prior September 30, 2022.

The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

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The Senior Credit Facility contains certain covenants that place restrictions on our ability to incur or assume additional indebtedness; dispose of assets; change our primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements.

Unsecured Senior Notes

The unsecured senior notes require that we comply with restrictive and financial covenants including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

The unsecured senior notes contain a restricted payment covenant that limits our ability to make payments in the nature of dividends, distributions and for share repurchases from shareholders. This restricted payment basket grows from a starting point of October 1, 2017 for the 2026 unsecured senior notes and from July 1, 2021 for the 2029 unsecured senior notes by, among other things, 50% of consolidated cumulative net earnings and decreases by 100% of consolidated cumulative net losses, as defined in the senior note agreements, and payments made to shareholders. The governing net restricted payments basket is currently negative, limiting our ability to declare and make dividend payments until such time as the restricted payments baskets become positive.

In addition, the unsecured senior notes contain certain covenants that limit our ability, and the ability of certain subsidiaries, to incur additional indebtedness and issue preferred shares; create liens; create or permit to exist restrictions on our ability or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and engage in transactions with affiliates.

For further information, please see the unsecured senior note indentures which are available on SEDAR and EDGAR.

Real Estate Credit Facilities

Our Canadian Real Estate Credit Facility is secured by real properties in Alberta, Canada. Principal plus interest payments are due quarterly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a CDOR rate plus margin.

Our U.S. Real Estate Credit Facility is secured by real property located in Houston, Texas. Principal plus interest payments are due monthly, based on 15-year straight-line amortization with any unpaid principal and accrued interest due at maturity. Interest is calculated using a LIBOR rate plus margin.

Our Real Estate Credit Facilities contain certain affirmative and negative covenants and events of default, customary for these types of transactions. Under the terms of these facilities, we must maintain financial covenants in accordance with the Senior Credit Facility described above, as of the last day of each period of four consecutive fiscal quarters. For the Canadian Real Estate Credit Facility, in the event the Senior Credit Facility expires, is cancelled or is terminated, financial covenants in effect at that time shall remain in place for the remaining duration of the facility. For the U.S. Real Estate Credit Facility, in the event the consolidated Covenant EBITDA to consolidated interest expense coverage ratio is waived or removed from the Senior Credit Facility, a minimum threshold of 1.15:1 is required.

Covenants

Following is a listing of applicable financial covenants and their calculations for our Senior Credit Facility and Real Estate Credit Facilities:

	Covenant	At June 30, 2021
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	1.30
Consolidated covenant EBITDA to consolidated interest expense	>1.75	1.94
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>1.75	1.94

(1) For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

At June 30, 2021, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facilities.

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Impact of foreign exchange rates

The strengthening of the Canadian dollar during the first half of 2021 resulted in lower translated U.S. denominated revenue and costs. On average, for the three and six months ended June 30, 2021, the Canadian dollar strengthened by 12% and 8%, respectively, from the comparable 2020 periods. The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended June 30,		For the six months ended June 30,		At December 31,
	2021	2020	2021	2020	2020
Canada-U.S. foreign exchange rates
Average	1.23	1.39	1.25	1.36	—
Closing	1.24	1.36	1.24	1.36	1.27

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying values of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings (loss).

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2020		2021
Quarters ended	September 30	December 31	March 31	June 30
Revenue	164,822	201,688	236,473	201,359
Adjusted EBITDA(1)	47,771	55,263	54,539	28,944
Net loss	(28,476)	(37,518)	(36,106)	(75,912)
Net loss per basic and diluted share	(2.08)	(2.74)	(2.70)	(5.71)
Funds provided by operations(1)	27,489	35,282	43,430	12,607
Cash provided by operations	41,950	4,737	15,422	42,219

(Stated in thousands of Canadian dollars, except per share amounts)	2019		2020
Quarters ended	September 30	December 31	March 31	June 30
Revenue	375,552	372,301	379,484	189,759
Adjusted EBITDA(1)	97,895	105,006	101,904	58,465
Net loss	(3,534)	(1,061)	(5,277)	(48,867)
Net loss per basic and diluted share	(0.23)	(0.08)	(0.38)	(3.56)
Funds provided by operations(1)	79,930	75,779	81,317	26,639
Cash provided by operations	66,556	74,981	74,953	104,478
(1)	See “NON-GAAP MEASURES.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgments and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgments and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgments and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2020 Annual Report.

The COVID-19 global pandemic and commodity price volatility has created a challenging economic climate that may have significant adverse impacts on Precision. As the situation remains dynamic and the ultimate duration and magnitude of the impact on the economy and the financial effect on Precision is not known at this time. Our estimates and judgements made in the preparation of our Condensed Consolidated Interim Financial Statements are increasingly difficult and subject to a higher degree of measurement uncertainty during this volatile period.

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EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at June 30, 2021, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at June 30, 2021, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

NON-GAAP MEASURES

In this report we reference non-GAAP (Generally Accepted Accounting Principles) measures. Adjusted EBITDA, Covenant EBITDA, Operating Earnings (Loss), Funds Provided by (Used in) Operations and Working Capital are terms used by us to assess performance as we believe they provide useful supplemental information to investors. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures used by other companies.

Adjusted EBITDA

We believe that Adjusted EBITDA (earnings before income taxes, loss (gain) on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on assets disposals and depreciation and amortization), as reported in the Interim Consolidated Statement of Net Loss, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Covenant EBITDA

Covenant EBITDA, as defined in our Senior Credit Facility agreement, is used in determining the Corporation’s compliance with its covenants. Covenant EBITDA differs from Adjusted EBITDA by the exclusion of bad debt expense, restructuring costs, certain foreign exchange amounts and the deduction of cash lease payments incurred after December 31, 2018.

Operating Earnings (Loss)

We believe that operating earnings (loss) is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation. Operating earnings is calculated as follows:

	For the three months ended June 30,		For the six months ended June 30,
(Stated in thousands of Canadian dollars)	2021	2020	2021	2020
Revenue	201,359	189,759	437,832	569,243
Expenses:
Operating	140,955	106,552	301,576	354,779
General and administrative	31,460	18,449	52,773	37,984
Restructuring	—	6,293	—	16,111
Depreciation and amortization	69,704	81,124	141,717	164,038
Gain on asset disposals	(904)	(3,470)	(2,963)	(7,079)
Operating earnings (loss)	(39,856)	(19,189)	(55,271)	3,410
Foreign exchange	(296)	(928)	(360)	1,763
Finance charges	27,698	28,083	50,144	55,663
Loss (gain) on repurchase of unsecured notes	9,520	(1,121)	9,520	(1,971)
Loss before income taxes	(76,778)	(45,223)	(114,575)	(52,045)

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Funds Provided By (Used In) Operations

We believe that funds provided by (used in) operations, as reported in the Interim Consolidated Statements of Cash Flow, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

Working Capital

We define working capital as current assets less current liabilities as reported on the Interim Consolidated Statement of Financial Position.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2021;
•	our capital expenditure plans for 2021;
•	anticipated activity levels in 2021;
•	anticipated demand for our drilling rigs;
•	the average number of term contracts in place for 2021;
•	anticipated cash savings and liquidity;
•	customer adoption of Alpha technologies;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	the fluctuation in oil prices may pressure customers into reducing or limiting their drilling budgets;
•	the success of our response to the COVID-19 global pandemic;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	the success of vaccinations for COVID-19 worldwide;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, directional drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2020, which may be accessed on Precision’s SEDAR profile at www.sedar.com or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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